Stream Communications Network & Media Inc.

Consolidated Financial Statements

For the nine months ended September 30, 2004

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended September 30, 2004.

Stream Communications Network & Media Inc.
Consolidated Balance Sheets
September 30, 2004 and December 31, 2003
(in Canadian dollars)

	September 30, 2004	December 31, 2003
ASSETS
Current Assets
Cash and cash equivalents	$ 810,982	$ 207,358
Accounts receivable	216,528	154,792
Inventory	8,003	8,315
Prepaid expenses and advances	180,825	83,902
	1,216,338	454,367

Deposits	161,152	155,017
Property, plant and equipment (note 3)	9,085,593	7,232,779
Intangibles - (note 4)	2,218,554	2,361,995
	$ 12,681,637	$ 10,204,158
LIABILITIES
Current Liabilities
Trade accounts payable and accrued liabilities	$ 1,279,820	$ 3,032,652
Accounts payable pertaining to financing costs	615,193	1,079,815
Due to related party (note 6)	-	337,867
Deferred revenue	22,342	-
Current portion of long-term debt (note 5)	64,512	64,512
	1,981,867	4,514,846
Long-term Liabilities
Due to related party (note 6)	4,219,529	-
Long-term debt (note 5)	580,095	67,997
	6,781,491	4,582,843
Non-controlling interest	809,709	687,225
	7,591,200	5,270,068
SHAREHOLDERS' EQUITY
Capital stock
Authorized
150,000,000 common shares of no par value
Issued and fully paid (note 8)	33,697,012	33,209,455
Contributed surplus	2,400,093	96,041
Warrants	2,025,447	2,025,447
Cumulative translation account (note 7)	156,006	(371,841)
Deficit	(33,188,121)	(30,025,012)
	5,090,437	4,934,090
	$ 12,681,637	$ 10,204,158

signed by "Stan Lis"	signed by "Casey Forward"
President	Chief Financial Officer

Stream Communications Network & Media Inc.
Consolidated Statements of Operations and Deficit
For the nine months ended September 30
(in Canadian dollars)
	For the three months ended September 30, 2004	For the three months ended September 30, 2003	For the nine months ended September 30, 2004	For the nine months ended September 30, 2003

Revenues	$ 1,063,836	$ 879,324	$ 3,004,291	$ 2,845,459

Administration and services	268,129	609,729	887,396	1,276,485
Cost of sales	322,274	190,506	1,242,986	1,158,560
Programming	255,867	206,582	627,448	620,223
Sales and marketing	93,434	63,751	148,799	343,754
Stock-based compensation (note 8c)	-	-	2,304,052	-
	939,704	1,070,568	5,210,681	3,399,022
Loss before undernoted items	124,132	(191,244)	(2,206,390)	(553,563)

Amortization of property, plant and equipment	176,743	166,327	512,235	554,543
Amortization of intangibles and goodwill	52,323	84,849	163,226	269,186
	229,066	251,176	675,461	823,729
Income (loss) before other items	(104,934)	(442,420)	(2,881,851)	(1,377,292)
Other items
Interest income	(17,943)	2,815	(45,725)	-
Financial expenses	84,133	89,443	292,764	246,560
	66,190	92,258	247,039	246,560
Loss from continuing operations before non-controlling interest	(171,124)	(534,678)	(3,128,890)	(1,623,852)

Non-controlling interest	15,504	(71,876)	34,219	(98,654)

Loss from continuing operations for the period	(186,628)	(462,802)	(3,163,109)	(1,525,198)
Loss from discontinued operations	-	-	-	-
Net loss for the period	(186,628)	(462,802)	(3,163,109)	(1,525,198)

Deficit, beginning of period	(33,001,493)	(24,832,788)	(30,025,012)	(23,770,392)

Deficit, end of period	$ (33,188,121)	$(25,295,590)	$(33,188,121)	$(25,295,590)

Loss per share, basic and diluted
Continuing operations	$ (0.01)	$ (0.02)	$ (0.11)	$ (0.05)
Discontinued operations	-	-	-	-
Loss per share	$ (0.01)	$ (0.02)	$ (0.11)	$ (0.05)

Weighted average number of shares
Basic and diluted	29,805,831	29,207,980	29,805,831	29,207,980

Stream Communications Network & Media Inc.
Consolidated Statements of Cash Flows
For the nine months ended September 30
(in Canadian dollars)
	For the three months ended September 30, 2004	For the three months ended September 30, 2003	For the nine months ended September 30, 2004	For the nine months ended September 30, 2003

Operating Activities
Net loss from continuing operations	$ (186,628)	$ (462,802)	$ (3,163,109)	$ (1,525,198)
Items not involving cash
Amortization	229,066	251,176	675,461	823,729
Stock-based compensation	-	-	2,304,052	-
Issuance of shares for business development	-	-	487,557	-
Non-controlling interest	15,504	(71,876)	34,219	(98,654)
Change in non-cash working capital	57,942	(283,502)	338,180	(800,123)
Accounts receivable	6,641	308	(56,186)	(116,516)
Inventory	5,964	(1,091)	641	1,153
Prepaid expenses and advances	(1,750)	(9,146)	(95,956)	(8,283)
Accounts payable and accrued liabilities	105,361	13,975	(2,263,745)	47,779
Deferred revenue	22,342	9,314	22,342	(9,000)
Net cash provided (used) in operating activities	196,500	(270,142)	(2,054,724)	(884,990)
Net cash provided (used) by discontinued operating activities	-	-	-	-
Net cash provided (used) by operating activities	196,500	(270,142)	(2,054,724)	(884,990)

Financing Activities
Loans from related parties	704,270	-	3,881,662	-
Issuance of shares for cash	-	373,100	-	1,264,545
Long-term debt	542,726	(25,817)	506,855	(91,823)
Net cash provided from continuing financing activities	1,246,996	347,283	4,388,517	1,172,722
Net cash provided from discontinued financing activities	-	-	-	-
Net cash provided from financing activities	1,246,996	347,283	4,388,517	1,172,722

Investing Activities
Purchase of property, plant and equipment	(1,058,043)	(11,007)	(1,928,651)	(107,046)
Purchase of goodwill	-	-	(82,677)	-
Deferred charges	-	(58,787)	-	(420,443)
Net cash used in continuing investing activities	(1,058,043)	(69,794)	(2,011,328)	(527,489)
Net cash used in discontinued investing activities	-	-	-	-
Net cash used in investing activities	(1,058,043)	(69,794)	(2,011,328)	(527,489)

Foreign exchange effect on cash	117,007	40,184	281,159	134,461

Change in cash and cash equivalents	502,460	47,531	603,624	(105,296)

Cash and cash equivalents at beginning of period	308,522	241,407	207,358	394,234

Cash and cash equivalents at end of period	$ 810,982	$ 288,938	$ 810,982	$ 288,938

Stream Communications Network & Media Inc.
Notes to Consolidated Financial Statements
Nine months ended September 30, 2004

1.	NATURE OF OPERATIONS & SIGNIFICANT ACCOUNTING POLICIES

Stream Communications Network, Inc. (“Stream” or the “Company”) mainly provides cable television services. Its business lines also include high-speed internet access. All of its operations are located in Poland.

The company was incorporated on March 28, 1979 by registration of its Memorandum and Articles under the Company Act of British Columbia, Canada. On August 17, 2004 the Company changed its name from Stream Communications Network Inc. to Stream Communications Network & Media Inc.

	These interim consolidated financial statements should be read in conjunction with the audited December 31, 2003 annual financial statements.

These interim financial statements follow the same accounting policies and methods of their application as in the December 31, 2003 annual financial statements. These interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements in that they do not include all note disclosures.

	These consolidated financial statements include the accounts of the Company and the following subsidiaries. All intercompany transactions and balances have been eliminated.
		Country of Incorporation	Percentage ownership September 30, 2004	Percentage ownership December 31, 2003
	EES Waste solutions Limited	Cyprus	100.0%	100.0%
	International Eco-Waste Systems S.A. ("Eco-Waste")	Poland	100.0%	100.0%
	Stream Communications Sp. z o.o. ("Stream")	Poland	100.0%	100.0%
	Gimsat Sp. z o.o. ("Gimsat")	Poland	100.0%	100.0%
	Polvoice.com Sp. z o.o. ("PolVoice")	Poland	100.0%	95.4%
	Bielsat.com Sp. z o.o. ("Bielsat")	Poland	51.0%	51.0%
	ASK Stream (note 3)	Poland	60.0%	0.0%
	Vega Sp. z o.o.	Poland	98.0%	0.0%

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and expenses for the periods reported. Actual results could differ from those estimates.

2.	ACQUSITIONS

The Company has completed the acquisition of 60% of ASK. The acquisition was accounted for by the purchase method.  The effective date of the acquisition was May 5, 2004,  after which the operations of ASK are included in these consolidated financial statements. ASK has cable TV networks in Sosnowiec, Poland.

	At the time of acquisition the fair value of the assets and liabilities of ASK were:
	Cash and cash equivalents			$ 108,804
	Accounts receivable			32,583
	Property, plant and equipment			64,210
	Intangible assets (subscriber base)			82,585
	Accounts payable and accrued liabilities			(47,371)
	Minority interest			(60,425)
	Purchase price			$ 180,386

	Consideration paid in cash			$ 180,386

Stream Communications Network & Media Inc.
Notes to Consolidated Financial Statements
Nine months ended September 30, 2004

3.	PROPERTY, PLANT AND EQUIPMENT
	September 30, 2004		Cost	Accumulated amortization	Net book value
	Automobiles		$ 382,111	$ 157,785	$ 224,326
	Buildings, offices		263,614	80,836	182,778
	Cable television network equipment		11,728,078	3,176,617	8,551,461
	Furniture and fixtures		406,408	359,221	47,187
	Computer software		75,999	66,306	9,693
	Plant construction-in-progress		70,148	-	70,148
			$ 12,926,358	$ 3,840,765	$ 9,085,593

	December 31, 2003		Cost	Accumulated amortization	Net book value
	Automobiles		$ 294,435	$ 124,898	$ 169,537
	Buildings, offices		209,983	62,034	147,949
	Cable television network equipment		9,354,130	2,646,339	6,707,791
	Furniture and fixtures		350,298	278,466	71,832
	Computer software		72,291	57,417	14,874
	Plant construction-in-progress		120,796	-	120,796
			$ 10,401,933	$ 3,169,154	$ 7,232,779
4.	INTANGIBLE ASSETS
	September 30, 2004	Cost	Accumulated amortization	Impairment	Net book value
	Cable TV licences	$ 132,658	$ 65,333	$ -	$ 67,325
	Subscriber base	4,837,002	795,691	1,890,082	2,151,229
	Goodwill	147,671	5,806	141,865	-
		$ 5,117,331	$ 866,830	$ 2,031,947	$ 2,218,554

	December 31, 2003	Cost	Accumulated amortization	Impairment	Net book value
	Cable TV licences	$ 95,625	$ 49,520	$ -	$ 46,105
	Subscriber base	4,670,366	536,341	1,818,135	2,315,890
	Goodwill	147,671	5,806	141,865	-
		$ 4,913,662	$ 591,667	$ 1,960,000	$ 2,361,995

5.	LONG-TERM DEBT
				September 30, 2004	December 31, 2003
	Loan balances, current portion			$ 64,512	$ 64,512
	Loan balances, long term portion			580,095	67,997
	Total			$ 644,607	$ 132,509
	Bank loans are secured by the fixed assets of the Company repayable monthly at a rate of $5,376 per month. Interest is charged at the prime rate in Poland plus ½% per annum.
6.	DUE TO RELATED PARTY

The amount due to related party bears interest at 5% per annum, and it will not be repaid in the next twelve months. The principal amount due is $3,321,000 USD of which $2,000,000 USD  was secured by various cable TV networks, with  the remaining debt being unsecured.

7.	CUMULATIVE TRANSLATION ACCOUNT
	The operations of the Company are situated in the country of Poland along with most of its assets. The foreign exchange rates for the Canadian dollar and the Polish zloty are as follows:

Stream Communications Network & Media Inc.
Notes to Consolidated Financial Statements
Nine months ended September 30, 2004

	Rate at the end of the period		Average rate for the period
For the nine months ended September 30, 2004		2.7924		2.8451
For the nine months ended September 30, 2003		2.9381		2.7282
Year ended December 31, 2003		2.9029		2.78501

The following table shows the effect of the change in exchange rates and the resulting change in the cumulative translation account for the period ended September 30, 2004, and the foreign exchange effect on cash and cash equivalents:

	December 31, 2003 balance (Polish zloty)	December 31, 2003 balance ($CDN) at 2003 exchange rate	December 31, 2003 balance ($CDN) at September 30, 2004 exchange rate	Exchange loss (gain) on translation
Rate: Polish zloty to Canadian dollars		2.9029	2.7924
Accounts receivable	$ 407,082	$ 140,233	$ 145,782	$ (5,549)
Inventory	24,138	8,315	8,644	(329)
Prepaid expenses and advances	70,982	24,452	25,420	(968)
Deposits	449,999	155,017	161,151	(6,134)
Property, plant and equipment	20,954,915	7,218,614	7,504,267	(285,653)
Intangibles	6,444,815	2,220,130	2,307,984	(87,854)
Accounts payable and accrued liabilities	(7,875,831)	(2,713,091)	(2,820,452)	107,361
Current portion of long-term debt	(187,272)	(64,512)	(67,065)	2,553
Long-term debt	(197,388)	(67,997)	(70,688)	2,691
Non-controlling interest	(1,994,945)	(687,225)	(714,419)	27,194
Total exchange gain on translation				$ (246,688)
Deduct: Cumulative translation account, beginning of year				371,841
Cumulative translation account, end of period				156,006
Foreign exchange effect on cash and cash equivalents				$ 281,159

The following table shows the effect of the change in exchange rates and the effect on actual sales in Poland for the periods ended September 30, 2004:

	For the three months ended September 30, 2004	For the three months ended September 30, 2003	For the nine months ended September 30, 2004	For the nine months ended September 30, 2003
Average exchange rate for the period	2.76783	2.85105	2.84512	2.7282
Revenue in Canadian dollars	$ 1,063,836	$ 879,324	$ 3,004,291	$ 2,845,459
Revenue in Polish zlotys	2,944,517	2,506,997	8,547,568	7,763,009
Revenue % change in Canadian dollars over previous period	21.0%	-11.6%	5.6%	-6.0%
Actual revenue % change in Polish zlotys over previous period	17.5%	-5.2%	10.1%	-2.1%

Stream Communications Network & Media Inc.
Notes to Consolidated Financial Statements
Nine months ended September 30, 2004

8.	CAPITAL STOCK
	(a) Authorized
	150,000,000 common shares of no par value
	(b) Issued			Number of Shares	Price	Share Capital
	Balance - December 31, 2002			29,003,149	-	$ 31,229,685
	Warrants exercised			702,526	$ 1.80	1,264,542
	Fair value of warrants expired			-	-	228,323
	Fair value of warrants exercised			-	-	486,905
	Balance - December 31, 2003			29,705,675		$ 33,209,455
	Shares issued for business deveopment			500,000	$ 0.98	487,557
	Balance - September 30, 2004			30,205,675		$ 33,697,012
	(c) Options

Common share purchase options are issued to directors, officers, employees and non-employees of the company with exercise prices which approximate market values at the time the option is granted. Options granted vested immediately and have a term of five years.

	Summary of directors' and employees' stock options, warrants and convertible securities outstanding:
				Shares	Weighted average exercise price $
	Balance of options at December 31, 2003			4,370,000	$ 1.60
	Granted			2,490,000	0.60	USD
	Cancelled			(4,370,000)	1.60
	Balance of options at September 30, 2004			2,490,000	$ 0.60	USD
	The following table summarizes information about fixed stock options outstanding at September 30, 2004:
		Options Outstanding			Options Exercisable
	Range of exercise prices (USD$)	Number outstanding at September 30, 2004	Weighted average remaining contractual life (years)	Weighted average exercise price (USD$)	Number exercisable at September 30, 2004	Weighted average exercise price (USD$)
	$ 0.60	2,490,000	4.8	$ 0.60	2,490,000	$ 0.60
	Stock-based compensation expense

Pursuant to the granting the options in the current period, stock-based compensation expenses has been determined using a Black-Scholes option pricing model assuming no dividends were paid, a weighted average volatility of 56.6% over an expected life of five years and a weighted average annual risk free rate of 3.93%.

	(d) Warrants
	The changes in warrants were as follows:		Number of common shares permitted to be purchased
		Number of warrants		Price per share	Expiry date	Fair value of Warrants
	Outstanding December 31, 2003	3,126,579	2,976,578			$ 2,025,447
	Expired	-	-	$ -		-
	Exercised	-	-	$ -		-
	Total Balance September 30, 2004	3,126,579	2,976,578			$ 2,025,447
	Outstanding June 30, 2004	300,000	150,000	$ 1.80	28-Dec-04	$ 103,962
		2,701,579	2,701,579	1.80	28-Dec-04	1,872,405
		125,000	125,000	2.25 USD	28-Dec-04	49,080
	Total Balance September 30, 2004	3,126,579	2,976,579			$ 2,025,447

Stream Communications Network & Media Inc.
Notes to Consolidated Financial Statements
Nine months ended September 30, 2004

9.	OFFICERS AND DIRECTORS
Stan Lis - President, CEO and director
Adam Wojcik, Chief Operating Officer and director
Iwona Kozak, Vice President Corporate Affairs and directors
Casey Forward, Chief Financial Officer
Edward Mazur, director
Robert Wussler, director
Boyce Butler, director